UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-108395-13

Securitized Asset Backed Receivables LLC
(with respect to Securitized Asset Backed Receivables LLC Trust 2005-EC1 Mortgage Pass-Through Certificates, Series 2005-EC1)

(Exact name of registrant as specified in its charter)

200 Park Avenue New York, NY 10166; PH# (212) 412-4000

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Securitized Asset Backed Receivables LLC Trust 2005-EC1 Mortgage Pass-Through Certificates, Series 2005-EC1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ X ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 29

Pursuant to the requirements of the Securities Exchange Act of 1934 U.S. Bank, as Trustee on behalf of Securitized Asset Backed Receivables LLC Trust 2005-EC1 Mortgage Pass-Through Certificates, Series 2005-EC1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2006	By: /s/ Trish O'Neill-Manella Name: Trish O'Neill-Manella Title: Vice President